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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                          OPTICAL SENSORS INCORPORATED
                         ------------------------------
                                (Name of Issuer)

                     Common Stock $.01 par value per share
                     -------------------------------------
                         (Title of Class of Securities)


                                    68384P107
                                 --------------
                                 (CUSIP Number)

                               Hayden R. Fleming
            17797 N. Perimeter Drive, Suite 105, Scottsdale AZ 85255
                                 (480) 419-7811
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 24, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 2 of 8 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HAYDEN R. FLEMING
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF AND PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     3,252,886
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     268,559
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       3,252,886
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     268,559
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,521,445
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    67.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 3 of 8 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CIRCLE F. VENTURES, LLC 86-0820669
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    wc
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Georgia - U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,346,548
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     NONE
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,346,548
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     NONE
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,346,548
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 4 of 8 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CIRCLE F. VENTURES II, LLC 46-0476684
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    wc
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona - U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     903,005
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     NONE
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       903,005
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     NONE
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    903,005
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

ITEM 1.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"). The name of the issuer is Optical Sensors Incorporated (the "Company"). The principal executive office of the Company is 7615 Golden Triangle Drive, Suite A, Eden Prairie, MN 55344.

ITEM 2. IDENTITY AND BACKGROUND

     The reporting persons are Hayden R. Fleming, Circle F Ventures, LLC ("Circle F")and Circle F Ventures II, LLC ("Circle F II"). Hayden R. Fleming is the managing member of Circle F and Circle F II. Circle F is a Georgia limited liability company and Circle F II is an Arizona limited liability company. The principal business of each of these companies is the operation of a private investment fund. The principal business and office of both Circle F and Circle F II is located at 17797 N. Perimeter Drive, Suite 105, Scottsdale, Arizona 85255. Circle F and Circle F II have not been parties to any civil or criminal proceeding required to be disclosed in response to this Item.

     The following information is provided for Hayden R. Fleming:

     (a)  Name. Hayden R. Fleming.

     (b)  Address. 17797 N. Perimeter Drive, Suite 105, Scottsdale, Arizona
          85255.

     (c) Principal Occupation and Employment. Hayden R. Fleming is the principal of Fleming Securities, Inc., a broker/dealer.

     (d)  Criminal Proceedings. None.

     (e)  Civil proceedings. None

     (f)  Citizenship. United States of America.

ITEM 3. SOURCE AND AMOUNT AT FUNDS OR OTHER CONSIDERATION.

     Personal funds of Hayden R. Fleming and working capital of Circle F and Circle F II.

ITEM 4. PURPOSE OF TRANSACTION

     All of the reported shares are held for investment purposes.

     The reporting persons have no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except as provided in Item 5 (c) below.

     (b) An extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                                    Page -5-

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Number of Shares/Percentage of Class Beneficially Owned.

          (i) Circle F beneficially owns 2,346,548 shares of the Company's Common Stock representing 45.3% of the outstanding shares of Common Stock. Of such shares, 1,259,328 shares and warrants to purchase 83,333 shares are owned directly by Circle F. The balance of such ownership arises on an as converted basis from Circle F's holdings of 4,333,333 shares of Series A Convertible Preferred Stock that are convertible into 722,222 shares of Common Stock and 56,333 shares of Series B Convertible Preferred Stock which are convertible into 281,665 shares of Common Stock. See Item 5 (c) below.

          (ii) Circle F II beneficially owns 903,005 shares of the Company's Common Stock representing 20.6% of the outstanding shares of Common Stock. All of such ownership arises on an as converted basis from Circle F II's holdings of 180,601 shares of Series B Convertible Preferred Stock which are convertible into 903,005 shares of Common Stock. See Item 5 (c) below.

          (iii) Hayden R. Fleming beneficially owns 3,521,445 shares of the Company's Common Stock representing 67.5% of the outstanding shares of Common Stock. Of such shares, 2,346,548 shares are owned by Circle F, 903,005 shares are owned by Circle F II, 23,412 shares are owned by an individual retirement account for the benefit of Hayden Fleming's wife, 3,333 shares are owned by an individual retirement account for the benefit of Hayden Fleming and 245,147 shares are owned by a trust for the benefit of Hayden Fleming and his wife (the "Trust"). Warrants to purchase 33,333 shares are included in the number of shares owned by the Trust. See Item 5(c) below.

     (b) Nature of Ownership. Circle F has sole power to vote and direct the disposition of all 2,346,548 shares reported as owned by it. Circle F II has sole power to vote and direct the disposition of all 903,005 shares reported as owned by it. Hayden R. Fleming has sole power to vote and direct the disposition of 3,252,886 of the reported shares and has shared power to vote and direct the disposition of 268,559 of the reported shares that are owned jointly with his wife or for the benefit of his wife.

     (c) Recent Transactions. Pursuant to a Securities Purchase Agreement dated August 11, 2000 (the "Securities Purchase Agreement"), Circle F purchased 1,000,000 shares of Series A

                                    Page -6-

Convertible Preferred Stock for $500,000 ($.50 per share) which preferred shares are convertible into 166,667 shares of Common Stock.

          On October 2, 2000, pursuant to a request for additional funding by the Company under the Securities Purchase Agreement, Circle F purchased 1,333,334 shares of Series A Convertible Preferred Stock for $500,000 ($.375 per share) which preferred shares are convertible into 222,222 shares of common stock.

          On December 28, 2000, pursuant to a request for additional funding by the Company under the Securities Purchase Agreement, Circle F purchased 2,000,000 shares of Series A Convertible Preferred Stock for $500,000 ($.25 per share) which preferred shares are convertible into 333,333 shares of Common Stock.

          Pursuant to Bridge Loan Agreements dated March 8, 2001, April 5, 2001, April 19, 2001 and July 26, 2001, Circle F purchased Convertible Promissory Notes from the Company totaling $1,389,000 in principal amount which Notes collectively were by their terms convertible into 5,556,000 shares of Common Stock (pre-split). On June 12, 2002, such Convertible Promissory Notes were converted into shares of Common Stock and represent 926,000 shares of those reported as owned by Circle F and Hayden R. Fleming. Also under Bridge Loan Agreements, the Trust made loans to the Company on June 28,2001 and July 26,2001 totaling $100,000 which loans were by their terms convertible into 400,000 shares of Common Stock (pre-split). On June 12, 2002, such Convertible Promissory Notes were converted into shares of Common Stock and represent 66,667 shares of those reported as owned by the Trust and Hayden R. Fleming.

          Pursuant to a Stock Purchase Agreement dated June 23, 2003, Circle F and Circle F II, collectively, purchased on June 24, 2003 a total of 236,934 shares of Series B Preferred Stock at a price of $15 per share for an aggregate purchase price of $3,554,000. Each share of Series B Preferred stock is convertible into five (5) shares of Common Stock. Of the Series B Preferred Stock purchased, Circle F converted prior advances to the Company totaling $845,000 into 56,333 shares of Series B Preferred Stock that are convertible into 281,665 shares of Common Stock. The remaining 180,601 shares of Series B Preferred Stock were purchased by Circle F II by converting prior advances to the Company totaling $1,844,000 into 122,934 Series B Preferred shares and a payment of $865,000 to the Company on June 24, 2003 for the purchase of 57,667 Series B Preferred shares. The 180,601 shares of Series B Preferred Stock purchased by Circle F II are convertible into 903,005 shares of Common Stock.

     (d) Rights to Dividends or Proceeds. None.

     (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     None.

                                    Page -7-

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 25, 2003                     /s/ Hayden R. Fleming
                                        ----------------------------------------
                                        Hayden R. Fleming
                                        Name/Title


Date: June 25, 2003                     Circle F Ventures, LLC


                                        By /s/ Hayden R. Fleming
                                           -------------------------------------
                                           Hayden R. Fleming - Managing Member
                                           Name/Title


Date: June 25, 2003                     Circle F Ventures II, LLC


                                        By /s/ Hayden R. Fleming
                                           -------------------------------------
                                           Hayden R. Fleming - Managing Member
                                           Name/Title

                                    Page -8-